Exhibit 1

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

FOR THE PERIOD ENDED MARCH 31, 2008

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

•                  Engineered product sales up 39.6% from the previous quarter

•                  Disposable Apparel segment achieved preferred vendor status with a major national distributor

•                  Subsequent to the quarter end, the Company’s Board of Directors authorizes up to $2 million in Common stock buyback program

Nogales, Arizona – May 13, 2008, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced its financial results for the first quarter 2008, the period ended March 31, 2008.

Consolidated sales for the first quarter ended March 31, 2008 decreased 16.8% to $7.5 million from $9.0 million in the comparable quarter in 2007. Sales for the Disposable Protective Apparel segment for the quarter decreased 17.2% to $4.5 million compared to $5.4 million for the same period of 2007. The Infection Control segment sales for the quarter decreased 28.2% to $1.4 million compared to $2.0 million for the same period of 2007. The Extended Care segment sales were down 22% to $266,000 from $341,000 in the year-ago period. Engineered Products segment sales for the quarter increased by 3.3% to $1.4 million compared to $1.3 million for the same period of 2007.

Al Millar, President of Alpha Pro Tech commented, “We experienced a slowdown in quarterly sales of Disposable Protective Apparel primarily as a result of weaker sales to the segment’s largest distributor and to other clean room and industrial distributors.  Shipments to our largest distributor were lower due to some of their end-users closing their manufacturing facilities, due to some lost business and due to some end-users that have decided to change distributors.  We expect to retain this business through other distributors but, are experiencing a slowdown in sales during this transition from our largest distributor to other distributors.  In addition, our largest distributor has adjusted their inventory levels which decreased our sales to them in the first quarter.  We expect top line growth in 2008 from the Disposable Protective Apparel segment due to our expanded distribution network now that we can sell our products to other distributors which we further solidified by achieving preferred vendor status with a major national distributor during the first quarter.  As well, we have promoted Mark Freeman to VP of Sales from Regional Sales Manager which will allow him to concentrate his efforts on managing our industrial sales team.   In addition, Michael Scheerer’s position as Sr. VP of Sales and Marketing has been changed to Sr. VP of Marketing to allow him to focus his efforts on marketing programs, working with major national distribution and new product development. Sales for the Infection Control segment for the balance of 2008 are expected to be similar to that of 2007, with the decrease in first quarter sales primarily being attributed to a one time shield order in the first quarter of 2007 of approximately $600,000.”

Mr. Millar continued, “Engineered Products sales were up slightly but continue to feel the impact of the weak housing market with less houses being built as well as the change in our distribution strategy in the first quarter of 2007.  The increase for the quarter is primarily due to a 132.3% or $429,000 increase in sales of REX Synfelt™ synthetic roof underlayment partially offset by a 36.1% or $356,000 decrease in sales of REX Wrap™ house wrap.  REX Synfelt™ contributed 54% sales to the Engineered Product segment compared to 25% in the first quarter of 2007 and REX Wrap™ decreased to 46% of the segment’s sales compared to 75% for the first quarter last year. This segment had growth of 39.6% when compared to the preceding quarter. We are currently working on some significant opportunities with existing and new distributors and expect that this segment will double in 2008 with the bulk of the growth coming in the second half of the year.  Sales of RexSynfelt® synthetic roof underlayment to the large national chain of building and home improvement products, which was announced in the first quarter, will commence in the second quarter as we have recently started to fill the distribution channel.”

Gross profit decreased by 17.2% to $3.5 million for the first quarter 2008, or 45.9% gross profit margin, from $4.2 million, or 46% gross profit margin, for the same period in 2007. Gross profit decreased due to the lower sales levels in the quarter.

Selling, general and administrative expenses decreased by 2.5% to $3.1 million for the first quarter 2008 from $3.2 million for the same quarter last year.  The decrease was primarily due to fewer expenses incurred in the Engineered Products segment and decreased chief executive officer and president bonuses due to lower income.

Net income for the quarter decreased by 74.0% or $396,000 to $139,000, or $0.01 per basic and diluted share (based on 25.2 million shares) compared to net income of $535,000, or $0.02 per basic and diluted share (based on 24.8 and 25.8 million shares, respectively) for the first quarter 2007. The decrease was primarily the result of decreased sales.

The balance sheet remained strong with a current ratio of 12.7 to 1 on March 31, 2008. The Company completed the quarter with cash and cash equivalents of $2.8 million and working capital of $22.3 million. Inventories as of March 31, 2008 totaled $14.4 million compared to inventories of $14.1 million as of December 31, 2007.

Lloyd Hoffman, Chief Financial Officer commented, “The increase in inventory of $0.3 million, is primarily due to an increase in the Disposable Protective Apparel segment of $0.2 million and an increase in inventory for the Engineered Products segment of $0.1 million. As of April 2008, the Engineered Products segment will not be placing any purchase orders for our current product line with our joint venture partner until inventory levels have been reduced to levels that are more in line with our sales volume.”

On April 2nd, the Board of Directors authorized a share repurchase of up to $2 million of the Company’s outstanding common stock. Management anticipates repurchasing shares from time to time in open market purchases or through privately negotiated transactions.

The Company currently has no outstanding debt and maintains an unused $3.5 million credit facility.

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including house wrap and synthetic roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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-tables follow-

CONSOLIDATED INCOME STATEMENTS (Unaudited)

	For the Three Months Ended March 31,
	2008	2007

Net Sales	$7,524,000	$9,044,000
Cost of goods sold, excluding depreciation and amortization	4,074,000	4,880,000
Gross Margin	3,450,000	4,164,000
Expenses:
Selling, general and administrative	3,141,000	3,223,000
Depreciation and amortization	141,000	115,000
Income from operations	168,000	826,000
Other income
Equity income in unconsolidated affiliates, net of eliminations	21,000	25,000
Interest, net	34,000	16,000
Income before provision for income taxes	223,000	867,000
Provision for income taxes	84,000	332,000
Net Income	$139,000	$535,000
Basic net income per share	$0.01	$0.02
Diluted net income per share	$0.01	$0.02
Basic weighted average shares outstanding	25,210,691	24,834,005
Diluted weighted average shares outstanding	25,210,691	25,811,883

BALANCE SHEET HIGHLIGHTS

	March 31st	December 31st
	2008	2007
Cash	$2,806,000	$4,064,000
Total Current Assets	$23,430,000	$24,604,000
Net Property and Equipment	$3,314,000	$3,439,000
Total Assets	$28,206,000	29,486,000

Total Current Liabilities	$1,173,000	$1,935,000
Total Liabilities	$1,924,000	$2,682,000
Shareholder’s Equity	$26,282,000	$26,804,000
Total Liabilities and Equity	$28,206,000	$29,486,000